SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 SCHEDULE 13G**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                              Meditrust Corporation
                           Meditrust Operating Company
                                (Name of Issuers)

                                  Common Stock
                          (Title of Class of Securities)

                                    801209206
                                    801212101
                                 (CUSIP Numbers)

                                November 30, 1999
             (Date of Event which Requires Filing of this Statement)

     Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:
     / /  Rule 13d-1(b)
     / /  Rule 13d-1(c)
     /X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 10,907,971, which constitutes approximately 7.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 141,015,001 shares outstanding. As of November 1, 1999, there were 141,015,001 shares of Meditrust Operating Company outstanding and 142,320,378 shares of Meditrust Corporation outstanding.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 2,549,762 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,549,762 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,549,762

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 1.8%

14.  Type of Reporting Person: 00 - Trust

----------------------------
(1)  Power   is   exercised   through  its  sole   trustee,   Perry   R.   Bass.

1.   Name of Reporting Person:

     TF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00--Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 32,783 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 32,783 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     32,783

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.

1.   Name of Reporting Person:

     FW Trinity Limited Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00--Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 419,398 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 419,398 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     419,398

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.3%

14.  Type of Reporting Person: PN

----------
(1)  Power is exercised through its sole general partner, TF-FW Investors, Inc.

1.   Name of Reporting Person:

     National Bancorp of Alaska, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 113,045 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 113,045 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     113,045

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Richard Strutz.

1.   Name of Reporting Person:

     Sid R. Bass, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /
3.   SEC Use Only

4.   Sources of Funds:  WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization:  Texas

               7.   Sole Voting Power: 2,294,211 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,294,211 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,294,211

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 1.6%

14.  Type of Reporting Person: CO

----------------------------
(1)  Power is exercised through its President, Sid R. Bass.

1.   Name of Reporting Person:

     Lee M. Bass, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /
3.   SEC Use Only

4.   Sources of Funds:  WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization:  Texas


               7.   Sole Voting Power: 2,294,211 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,294,211 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,294,211

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 1.6%

14.  Type of Reporting Person: CO

----------------------------
(1)  Power is exercised through its President, Lee M. Bass.

1.   Name of Reporting Person:

     Peter Sterling

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6. Citizenship or Place of Organization: Peter Sterling is a citizen of the United States of America.

               7.   Sole Voting Power: 187,600
Number of
Shares
Beneficially   8.   Shared Voting Power: 419,398 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 187,600
Person
With
               10.  Shared Dispositive Power: 419,398 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     606,998 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11):  0.4%

14.  Type of Reporting Person: IN

---------------
(1) Solely in his capacity as one of two stockholders of TF-FW Investors, Inc., which is the sole general partner of FW Trinity Limited Investors, L.P., with respect to 419,398 shares of the Stock.

1.   Name of Reporting Person:

     The Airlie Group L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 269,633 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 269,633 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     269,633

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person: PN

----------------------------
(1)  Power is exercised through its sole general partner, EBD L.P.

1.   Name of Reporting Person:

     William P. Hallman, Jr.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6. Citizenship or Place of Organization: William P. Hallman, Jr. is a citizen of the United States of America.

               7.   Sole Voting Power: 1,334,342 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  419,398 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power:  1,334,342  (1)
Person
With
               10.  Shared Dispositive Power: 419,398 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,753,740 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 1.2%

14.  Type of Reporting Person: IN

----------------------------
(1) Solely in his individual capacity with respect to 140,002 shares and in his capacity as the trustee of (a) Annie R. Bass Grandson's Trust for Sid R. Bass with respect to 445,962 shares and (b) Annie R. Bass Grandson's Trust for Lee M. Bass with respect to 445,962 shares. In addition, in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., with respect to 32,783 shares of the Stock. Also, in his capacity as the President and sole shareholder of TMT-FW, which is one of two general partners of EBD, the sole general partner of TAG, with respect to 269,633 shares of the Stock.
(2)  Solely in his capacity as President and one of two stockholders of
     TF-FW Investors, Inc., sole general partner of FW Trinity Limited Investors, L.P., with respect to 419,398 shares of the Stock.

1.   Name of Reporting Person:

     Annie R. Bass Grandson's Trust for Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /
3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 445,962 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 445,962 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     445,962

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 0.3%

14.  Type of Reporting Person: 00 - Trust

----------------------------
(1)  Power is exercised through its trustee, William P. Hallman, Jr.

1.   Name of Reporting Person:

     Annie R. Bass Grandson's Trust for Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 445,962 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 445,962 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     445,962

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 0.3%

14.  Type of Reporting Person: 00 - Trust

----------------------------
(1)  Power is exercised through its trustee, William P. Hallman, Jr.

1.   Name of Reporting Person:

     Hyatt Anne Bass Successor Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 857,701 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 857,701 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     857,701

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 0.6%

14.  Type of Reporting Person: 00 - Trust

----------------------------
(1)  Power is exercised through its trustee, Panther City Investment Company.

1.   Name of Reporting Person:

     Samantha Sims Bass Successor Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 857,701 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 857,701 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     857,701

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 0.6%

14.  Type of Reporting Person: 00 - Trust

----------------------------
(1)  Power is exercised through its trustee, Panther City Investment
     Company.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 10, 1999, as amended by Amendment No. 1 dated October 14, 1999 (the "Schedule 13G"), relating to the paired Common Stock, $0.10 par value (the "Stock"), of Meditrust Corporation and Meditrust Operating Company (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(a).     Names of Persons Filing.

     Item 2(a) is hereby amended and restated in its entirety as follows:

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of The Bass Management Trust, a revocable grantor trust established pursuant to the Texas Trust Act ("BMT"), TF Investors, L.P., a Delaware limited partnership ("TFI"), FW Trinity Limited
Investors, L.P., a Texas limited partnership ("FWT"), National Bancorp of Alaska, Inc., a Delaware corporation ("Alaska"), Sid R. Bass, Inc., a Texas corporation ("SRB, Inc."), Lee M. Bass, Inc., a Texas corporation ("LMB, Inc."), Peter Sterling ("PS"), The Airlie Group, L.P., a Delaware limited partnership ("TAG"), William P. Hallman, Jr. ("WPH"), Annie R. Bass Grandson's Trust for Sid R. Bass, a Texas testamentary trust ("ARBS"), Annie R. Bass Grandson's Trust for Lee M. Bass, a Texas testamentary trust ("ARBL"), Hyatt Anne Bass Successor Trust, a Texas trust ("HBST"), and Samantha Sims Bass Successor Trust, a Texas trust ("SBST") (collectively, the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Perry R. Bass ("PRB"), Nancy L. Bass ("NLB"), Trinity Capital Management, Inc., a Delaware corporation ("TCM"), TF-FW Investors, Inc., a Texas corporation ("TF-FW"), Richard Sturtz ("RS"), Sid R. Bass ("SRB"), Lee M. Bass ("LMB"), EBD, L.P., a Delaware limited partnership ("EBD"), TMT-FW, Inc., a Texas corporation ("TMT-FW"), Dort A. Cameron, III
("DAC"), Panther City Investment Company, a Texas corporation ("PCIC"), and Panther City Production Company, a Texas corporation ("PCPC"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     Item 2(b) is hereby amended and restated in its entirety as follows:

     The address of the principal business office or residence of each of the Reporting and Controlling Persons is as follows:

     The principal business office for each of FWT, TF-FW, PS, TFI, TCM, EBD and TMT-FW is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     The principal business office for each of SRB, Inc., LMB, Inc., BMT, ARBS, ARBL, SRB, LMB and PRB is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     The principal business office for WPH is 201 Main Street, Suite 2500, Fort Worth, Texas 76102.

     The principal business office for each of HBST, SBST, PCIC, and PCPC is 201 Main Street, Suite 2600, Fort Worth, Texas 76102.

     The principal business office for TAG and DAC is 115 E. Putnam Ave., Greenwich, Connecticut 06830.

     NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed.

     The principal business office for Alaska and RS is 301 West Northern Lights Boulevard, Anchorage, Alaska 99503.

Item 4.   Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

     (a) - (b)

     Reporting Persons

     BMT

     The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,549,762, which constitutes approximately 1.8% of the outstanding shares of the Stock.

     TFI

      The aggregate number of shares of the Stock that TFI owns beneficially, pursuant to Rule 13d-3 of the Act, is 32,783, which constitutes less than 0.1% of the outstanding shares of the Stock.

     FWT

      The aggregate number of shares of the Stock that FWT owns beneficially, pursuant to Rule 13d-3 of the Act, is 419,398, which constitutes approximately 0.3% of the outstanding shares of the Stock.

     Alaska

      The aggregate number of shares of the Stock that Alaska owns beneficially, pursuant to Rule 13d-3 of the Act, is 113,045, which constitutes less than 0.1% of the outstanding shares of the Stock.

     SRB, Inc.

     The   aggregate  number  of  shares  of  the  Stock  that  SRB,  Inc.  owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,294,211, which constitutes approximately 1.6% of the outstanding shares of the Stock.

     LMB, Inc.

     The   aggregate  number  of  shares  of  the  Stock  that  LMB,  Inc.  owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,294,211, which constitutes approximately 1.6% of the outstanding shares of the Stock.

     PS

     Because of his position as one of two stockholders of TF-FW, sole general partner of FWT, and because of his individual ownership of 187,600 shares of the Stock, the aggregate number of shares of the Stock that PS owns beneficially, pursuant to Rule 13d-3 of the Act, is 606,998, which constitutes approximately 0.4% of the shares of the Stock.

     TAG

     The aggregate number of shares of the Stock that TAG owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 269,633, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     WPH

     Because of his positions as (i) the trustee of each of ARBS and ARBL, (ii) President and sole shareholder of TMT-FW, which is one of two general partners of EBD, the sole general partner of TAG, (iii) President and sole stockholder of TCM, which is the sole general partner of TFI, (iv) President and one of two stockholders of TF-FW, sole general partner of FWT, and because of his individual ownership of 140,002 shares of the Stock, WPH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,753,740 shares of the Stock in the aggregate, which constitutes approximately 1.2% of the outstanding shares of the Stock.

     ARBS

     The aggregate number of shares of the Stock that ARBS owns beneficially, pursuant to Rule 13d-3 of the Act, is 445,962, which constitutes approximately 0.3% of the outstanding shares of the Stock.

     ARBL

     The aggregate number of shares of the Stock that ARBL owns beneficially, pursuant to Rule 13d-3 of the Act, is 445,962, which constitutes approximately 0.3% of the outstanding shares of the Stock.

     HBST

     The aggregate number of shares of the stock that HBST owns beneficially, pursuant to Rule 13d-3 of the Act, is 857,701, which constitutes approximately 0.6% of the outstanding shares of the Stock.

     SBST

     The aggregate number of shares of the Stock that SBST owns beneficially, pursuant to Rule 13d-3 of the Act, is 857,701, which constitutes approximately 0.6% of the outstanding shares of the Stock.

     Controlling Persons

     PRB

     Because of his positions as Trustee and a Trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,549,762 shares of the Stock, which constitutes approximately 1.8% of the outstanding shares of the Stock.

     NLB

     Because of her position as a Trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,549,762 shares of the Stock, which constitutes approximately 1.8% of the outstanding shares of the Stock.

     TCM

     Because of its position as the sole general partner of TFI, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 32,783 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

     TF-FW

      Because of its position as the sole general partner of FWT, TF-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 419,398 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of the Stock.

     RS

      Because of his position as President of Alaska, RS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 113,045 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

     SRB

     Because of his position as President of SRB, Inc., SRB may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 2,294,211 shares of the Stock, which constitutes approximately 1.6% of the outstanding shares of the Stock.

     LMB

     Because of his position as President of LMB, Inc., LMB may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 2,294,211 shares of the Stock, which constitutes approximately 1.6% of the outstanding shares of the Stock.

     EBD

     Because of its position as the sole general partner of TAG, EBD may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 269,633 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     TMT-FW

     Because of its position as one of two general partners of EBD, the sole general partner of TAG, TMT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 269,633 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     DAC

     Because of his position as one of two general partners of EBD, the sole general partner of TAG, DAC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 269,633 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     PCIC

     Because of its position as the Trustee of HBST and SBST, PCIC may, pursuant to Rule 13d-3 be deemed to be the beneficial owner of 1,715,402 of the Stock, which constitutes approximately 1.2% of the outstanding shares of the Stock.

     PCPC

     Because of its position as the sole shareholder of PCIC, the Trustee of HBST and SBST, PCPC may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 1,715,402 shares of the Stock, which constitutes approximately 1.2% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Persons

     BMT

     Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,549,762 shares of the Stock.

     TFI

      Acting through its sole general partner, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 32,783 shares of the Stock.

     FWT

      Acting through its sole general partner, FWT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 419,398 shares of the Stock.

     Alaska

      Acting through its President, Alaska has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 113,045 shares of the Stock.

     SRB, Inc.

     Acting through its President, SRB, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,294,211 shares of the Stock.

     LMB, Inc.

     Acting through its President, LMB, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,294,211 shares of the Stock.

     PS

     PS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 187,600 shares of the Stock. In addition, in his capacity as one of two stockholders of TF-FW, sole general partner of FWT, PS has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 419,398 shares of the Stock.

     TAG

     Acting through its sole general partner, TAG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 269,633 shares of the Stock.

     WPH

     Acting in his individual capacity and in his capacity as Trustee of each of ARBS and ARBL, WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,031,926 shares of the Stock. In addition, in his capacity as President and sole stockholder of TCM, which is the sole general partner of TFI, WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 32,783 shares of the Stock. Also, in his capacity as the President and sole shareholder of TMT-FW, which is one of two general partners of EBD, the sole general partner of TAG, WPH has shared power to vote or to direct the vote and to dispose or to direct the disposition of 269,633 shares of the Stock. In addition, in his capacity as the President and one of two stockholders of TF-FW, which is the sole general partner of FWT, WPH has shared power to vote or to direct the vote and to dispose or to direct the disposition of 419,398 shares of the Stock.

     ARBS

     Acting through its Trustee, ARBS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 445,962 shares of the Stock.

     ARBL

     Acting through its Trustee, ARBL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 445,962 shares of the Stock.

     HBST

     Acting through its Trustee, HBST has the sole power to vote or to direct the vote or to direct the disposition of 857,701 shares of the Stock.

     SBST

     Acting through its Trustee, SBST has the sole power to vote or to direct the vote or to direct the disposition of 857,701 shares of the Stock.

     Controlling Persons

     PRB

     In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,549,762 shares of the Stock.

     NLB

     NLB has no sole or shared power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     TCM

     As the sole general partner of TFI, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 32,783 shares of the Stock.

     TF-FW

      As the sole general partner of FWT, TF-FW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 419,398 shares of the Stock.

     SRB

     In his capacity as President of SRB, Inc., SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,294,211 shares of the Stock.

     LMB

     In his capacity as President of LMB, Inc., LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,294,211 shares of the Stock.

     EBD

     As the sole general partner of TAG, EBD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 269,633 shares of the Stock.

     TMT-FW

     As one of two general partners of EBD, which is the sole general partner of TAG, TMT-FW has shared power to vote or to direct the vote and to dispose or to direct the disposition of 269,633 shares of the Stock.

     DAC

     As one of two general partners of EBD, which is the sole general partner of TAG, DAC has shared power to vote or to direct the vote and to dispose or to direct the disposition of 269,633 shares of the Stock.

     PCIC

     As the Trustee of HBST and SBST, PCIC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,715,402 shares of the Stock.

     PCPC

     As the sole shareholder of PCIC, the Trustee of HBST and SBST, PCPC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,715,402 shares of the Stock.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     DATED:     December 3, 1999


                              TF INVESTORS, L.P.,
                              a Delaware limited partnership

                              By: TRINITY CAPITAL MANAGEMENT, INC.,
                              a Delaware corporation,
                              General Partner


                              By: /s/ W.R. Cotham
                                  W.R. Cotham, Vice President



                              FW TRINITY LIMITED INVESTORS, L.P.,
                              a Texas limited partnership

                              By:    TF-FW Investors, Inc.,
                               a Texas corporation,
                               General Partner


                              By: /s/ W. R. Cotham
                                  W. R. Cotham, Vice President


                              NATIONAL BANCORP OF ALASKA, INC.


                              By: /s/ Richard Strutz
                                  Richard Strutz, President



                              By: /s/ W. R. Cotham
                              W. R. Cotham,
                              Attorney-in-Fact for:

                                THE BASS MANAGEMENT TRUST(1)
                                PETER STERLING(2)




                              By: /s/ W. R. Cotham
                              W. R. Cotham,
                              Vice President of:

                                 SID R. BASS, INC.
                                 LEE M. BASS, INC.



                              PANTHER CITY INVESTMENT COMPANY
                              in its capacity as Trustee for
                              HYATT ANNE BASS SUCCESSOR TRUST
                              SAMANTHA SIMS BASS SUCCESSOR TRUST


                              By: /s/ W.R. Cotham
                                   W.R. Cotham, President



                              /s/ William P. Hallman, Jr.
                              William P. Hallman, Jr.,
                              Individually and as Trustee
                              of each of:

                                 ANNIE R. BASS GRANDSON'S
                                 TRUST FOR SID R. BASS

                                 ANNIE R. BASS GRANDSON'S
                                 TRUST FOR LEE M. BASS


                              THE AIRLIE GROUP L.P.,
                              a Delaware limited partnership

                              By:  EBD L.P.,
                                   a Delaware limited partnership,
                                    General Partner

                                   By:  TMT-FW, INC., a Texas
                                        corporation,
                                        General Partner


                                        By: /s/ W. R. Cotham
                                        W. R. Cotham,
                                        Vice President





(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Peter Sterling previously has been filed with the Securities and Exchange Commission.


EXHIBIT INDEX

EXHIBIT             DESCRIPTION

99.1      Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.